UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2009
FORM 12b-25	Estimated average burden
hours per response........2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-50480

CUSIP NUMBER

585077

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ý Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period
Ended:	May 31, 2007

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period
Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medusa Style Corporation
Full Name of Registrant

N/A
Former Name if Applicable

Suite 490 – 580 Hornby Street
Address of Principal Executive Office (Street and Number)

Vancouver, BC Canada V6C 3B6
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

ý	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
ý	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-
Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company cannot timely file its Quarterly Report on Form 10-QSB for the period ended May 31, 2007 due to reasons that could not be eliminated without unreasonable effort or expense. On June 8, 2007, the Company signed a Share Exchange Agreement (the “Agreement”) with the shareholders of En2Go, Inc. to acquire 100% of the shares of En2Go, Inc. (the “Acquisition”). It was anticipated that the Closing of the Agreement (the “Closing”) would occur prior to the due date of the May 31, 2007 10-QSB and the proper disclosure would be made in the filing. Due to circumstance beyond the Company’s control, it appears that the Closing will be delayed by several days.

The Company will file a current Quarterly Form 10-QSB for the period ended May 31, 2007 that will include the proper disclosure relating to the proposed Acquisition no later than five calendar days following the prescribed due date.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bruce Schmidt	604	687-6991
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
ý Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ý No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medusa Style Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 12, 2007	By	BRUCE SCHMIDT
Bruce Schmidt, President and CEO